ANNUAL MEETING OF SHAREHOLDERS

of

HUMAN BIOSYSTEMS

January 26, 2007

------------------------------

PROXY VOTING INSTRUCTIONS

------------------------------

VOTING BY MAIL

-------------------------

Please complete your voting selection, date, sign and mail your proxy card in the envelope provided as soon as possible.  You are encouraged to specify your choices by marking the appropriate boxes, but you need not mark any box if you wish to vote in accordance with the Board of Directors' recommendations.

Please Detach and Mail in the Envelope Provided

______________________________________________________________________________________

[X]  Please mark your votes as in the example to the left using dark ink only.

	FOR	AGAINST	ABSTAIN
1. Election of Director Nominees:	[_]	[_]	[_]	Paul Okimoto
	[_]	[_]	[_]	Harry Masuda
	[_]	[_]	[_]	Larry McCleary

2.  Proposal to approve the increase in the number of shares of common stock reserved for issuance under the Amended Restated Human BioSystems 2001 Stock Option Plan from 5,000,000 to 10,000,000 shares.

	[_]	[_]	[_]

3. Proposal to amend the Human BioSystems Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock from 150,000,000 to 300,000,000.	[_]	[_]	[_]

4. Proposal to amend the Amended and Restated Articles of Incorporation to increase the number of authorized shares of preferred stock from 5,000,000 to 10,000,000.	[_]	[_]	[_]

5. Proposal to amend the Bylaws to modify the number of directors of the Corporation to a range from three (3) to seven (7).	[_]	[_]	[_]

SIGNATURE(S)__________________________________         DATE: ________________

PRINT NAME(S) _________________________________

Note: Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, partnership or other entity, please sign in full entity name by authorized person.